Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a description of the capital stock of Owlet, Inc. (“Owlet,” the “Company,” “we,” “us,” and “our”) and certain provisions of our amended and restated certificate of incorporation (the “certificate of incorporation”), our amended and restated bylaws (the “bylaws”), the Certificate of Designation of Series A Convertible Preferred Stock of Owlet, Inc. filed with the Delaware Secretary of State on May 18, 2023 (the “Series A Preferred Certificate of Designations”), the Certificate of Designation of Series B Convertible Preferred Stock of Owlet, Inc. filed with the Delaware Secretary of State on February 29, 2024 (the “Series B Preferred Certificate of Designations”) and the General Corporation Law of the State of Delaware (the “DGCL”). This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation bylaws the Series A Preferred Certificate of Designations, the Series B Certificate of Designations and the applicable provisions of the DGCL. Certain terms used but not otherwise defined herein shall have the meanings ascribed to them in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”), of which this Exhibit 4.4 is a part.
General

Our certificate of incorporation authorizes capital stock consisting of:

•107,142,857 shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”) and
•10,741,071 shares of preferred stock, par value $0.0001 per share.

As of December 31, 2023, the Company had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Stock.

As of March 1, 2024, we have an aggregate of 37,000 shares of preferred stock issued and outstanding, 27,750 shares of which are designated as Series A Convertible Preferred Stock and 9,250 of which are designated as Series B Convertible Preferred Stock.

Common Stock

Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of preferred stock ranking senior to the shares of Common Stock upon such dissolution, liquidation or winding up, if any, our remaining net assets will be distributed to the holders of shares of Common Stock upon such dissolution, liquidation or winding up, pro rata on a per share basis. Holders of our Common Stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption provisions or sinking fund provisions applicable to the Common Stock. The rights, powers, preferences and privileges of holders of the Common Stock are subject to those of the holders of any shares of our preferred stock that the Board of Directors (the “Board”) of the Company may authorize and issue in the future.

Preferred Stock

Under the terms of the certificate of incorporation, our Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL.

The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Common Stock.

Series A Convertible Preferred Stock
On February 17, 2023 we issued an aggregate of 30,000 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Shares”). The conversion rate is initially 2,040.8163 shares of Common Stock per Series A Preferred Share.
General
Each Series A Preferred Share has the powers, designations, preferences and other rights as are set forth in the Series A Preferred Certificate of Designations. The Series A Preferred Shares rank senior to the Common Stock with respect to dividend rights, rights of redemption and rights upon a liquidation event.
Voting
Pursuant to the Series A Preferred Certificate of Designations, holders of Series A Preferred Shares are entitled to vote on an as-converted basis with the Common Stock.
Dividends
The Company has agreed not to declare, pay or set aside any dividends on shares of Common Stock unless the holders of the Series A Preferred Shares then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the product of (i) the dividend payable on each share of Common Stock multiplied by (ii) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Share to Common Stock thereunder, in each case calculated on the record date for determination of holders entitled to receive such dividend.
Series B Convertible Preferred Stock
On February 29, 2024 we issued an aggregate of 9,250 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Shares”). The conversion rate is initially 129.6596 shares of Common Stock per Series B Preferred Share.
General
Each Series B Preferred Share has the powers, designations, preferences and other rights as are set forth in the Series B Preferred Certificate of Designations. The Series B Preferred Stock ranks, with respect to dividend rights, rights of redemption and rights upon a liquidation event, (i) equal to the Series A Convertible Preferred Shares and (ii) senior to the Common Stock.
Voting
Pursuant to the Series B Preferred Certificate of Designations, holders of Series B Preferred Shares are entitled to vote on an as-converted basis with the Common Stock.
Dividends
The Company has agreed not to declare, pay or set aside any dividends on shares of Common Stock unless the holders of the Series B Preferred Shares then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Share in an amount at least equal to the product of (i) the dividend payable on each share of Common Stock multiplied by (ii) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Share to Common Stock thereunder, in each case calculated on the record date for determination of holders entitled to receive such dividend.
Dividends

Declaration and payment of any dividend is subject to the discretion of our Board. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our Board may regard as relevant.

Election of Directors and Vacancies
The number of directors of the Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board. The Board is divided into three classes, designated Class I, II and III, with each class of directors will be elected by our stockholders every three years. The Amended and Restated Stockholders Agreement, dated as of February 17, 2023 (the “Stockholders Agreement”), by and the Company, Eclipse Ventures Fund I, L.P., Eclipse Continuity Fund I, L.P. and Eclipse Early Growth Fund I (collectively, “Eclipse”) also provides that (i) until such time as Eclipse beneficially owns capital stock of the Company representing less than 20.0% of the Company’s total voting power entitled to elect directors, Eclipse will be able to nominate two director candidates and (ii) from such time as Eclipse beneficially owns capital stock of the Company representing less than 20.0% but more than 10.0% of the Company’s total voting power entitled to elect directors, Eclipse will be able to nominate one director candidate.
Under the bylaws, at all meetings of stockholders that call for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to the Board.

Except as the DGCL or the Stockholders Agreement may otherwise require and subject to the rights, if any, of the holders of any series of preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.

Subject to the Stockholders Agreement and the rights, if any, of any series of preferred stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock then entitled to vote at an election of directors. Subject to the terms and conditions of the Stockholders Agreement, in case the Board or any one or more directors should be so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so removed.
In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by us, subject, nevertheless, to the provisions of the DGCL, our certificate of incorporation and to any bylaws adopted and in effect from time to time; provided, however, that no bylaws so adopted will invalidate any prior act of the directors which would have been valid if such bylaws had not been adopted.

Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to the preferred stock.

Quorum

The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by our certificate of incorporation. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

As indicated above, our certificate of incorporation provides that the Board is divided into three classes of directors, with each class of directors being elected by our stockholders every three years. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of preferred stock, special meetings of our stockholders, for any purpose or purposes, may be called only by or at the direction of (i) a majority of the Board, (ii) the chairperson of the Board, (iii) the Chief Executive Officer or (iv) the President. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than 10 or more than 60 days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

In addition, our bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if such actions are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.
Our certificate of incorporation provides that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 and 2/3% in voting power of all the then outstanding shares of Common Stock entitled to vote thereon as a class:

•the provisions regarding Owlet’s preferred stock;
•the provisions regarding the size, classification, appointment, removal and authority of the Board;
•the provisions prohibiting stockholder actions without a meeting;
•the provisions regarding calling special meetings of stockholders;
•the provisions regarding the selection of certain forums for certain specified legal proceedings between Owlet and its stockholders; and
•the provisions regarding the limited liability of directors of Owlet.

Our bylaws may be amended or repealed (A) by the affirmative vote of a majority of the entire Board then in office (subject to any bylaw requiring the affirmative vote of a larger percentage of the members of the Board) or (B) without the approval of the Board, by the affirmative vote of the holders of 66 and 2/3% of the outstanding voting stock of Owlet entitled to vote generally in an election of directors, voting together as a single class.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:

1.the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder;

2.the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

3.the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Since we have not opted out of Section 203 of the DGCL, it applies to Owlet. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Owlet for a three-year period. This provision may encourage companies interested in acquiring Owlet to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into agreements to indemnify our directors, executive officers and other employees as determined by our Board. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Delaware, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of Owlet. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Exclusive Jurisdiction of Certain Actions
Our bylaws require, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, that derivative actions brought on our behalf, actions against any director, officer or stockholder of Owlet for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, and actions asserting a claim against us governed by the internal affairs doctrine may be brought only in the Court of Chancery of the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the state and federal courts in the State of Delaware and service of process on such stockholder’s counsel. Although we believe this provision benefits Owlet by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws require that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act and, if brought in a court other than the federal district courts of the United States of America, the stockholder bringing the suit will be deemed to have consented to the personal jurisdiction of the federal district courts of the United States of America and service of process on such stockholder’s counsel. However, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

The foregoing provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Transfer Agent

The transfer agent for Common Stock is Continental Stock Transfer & Trust Company.

Trading Symbol and Market

Our Common Stock is listed on NYSE under the symbol “OWLT.”